MTR Gaming Group, Inc.

State Route 2 South

P.O. Box 356

Chester, West Virginia 26034

January 27, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, DC 20549

Re:	MTR Gaming Group, Inc.
Commission File No. 000-20508
Form 10-K for the year ended December 31, 2004
Forms 10-Q for the periods ended September 30, 2005, June 30, 2005 and March 31, 2005

Ladies and Gentlemen:

As Chief Financial Officer of MTR Gaming Group, Inc. a Delaware corporation (the  “Company”), I am writing to respond to the comments of the staff for the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter to me dated December 19, 2005, with respect to the above-referenced filings.

For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the comment paragraph numbers in your December 19, 2005 letter, and is followed by the corresponding response of the Company.  Where applicable, the Company has noted where there is a need to make revisions in future filings in response to the Staff’s comments.  Where appropriate, the Company has consulted with its independent auditors, Ernst & Young, LLP, and its securities counsel, Ruben & Aronson, LLP, in the preparation of these responses.

Comment—Management’s Discussion & Analysis Overview, page 31

1.                                       We note that you refer to the non-GAAP financial measure, EBITDA, in your MD&A section, disclose that you consider EBITDA to be a useful performance measure, and have included a reconciliation of EBITDA to operating income (loss) in the MD&A section.  Please revise your presentation in future filings to reconcile EBITDA to net income (loss) rather than operating income (loss).  See questions 14 and 15 of SEC Frequently Asked Questions Regarding the Use of Non-GAAP Measures, issued June 13, 2003.

Response

The Staff’s comment is noted and the presentation in future filings will be revised to reconcile EBITDA to net income (loss) rather than operating income.

Comment—Financial Statements, Statements of Cash Flows, page F-6

2.                                       We note the presentation of the caption “deposits and other assets” under cash flows from investing activities on your statement of cash flows.  Please tell us and revise future filings to provide a more detailed explanation of the nature of the transactions included in this line item and ensure that any material transactions are presented as separate line items with relevant captions.

Response

The transactions reflected in the increases in “deposits and other assets” in the Statements of Cash Flows related principally to investment and development activity of the Company and funding of a deferred compensation Rabbi Trust.    An explanation of the principal transactions by year is as follows:

2002—The principal components of the increase of $4,571,000 include $2 million advanced by the Company to a third-party for the purpose of acquiring certain real property in Erie County, Pennsylvania as one of the alternative sites for the proposed racetrack in Erie, Pennsylvania as described in Note 7, Commitments and Contingencies on page F-30; land option and other project development costs of $1,298,000 for another proposed site; and an advance of $1,000,000 to Scioto Downs, Inc., an entity that the Company acquired in 2003 as described in Note 4 Acquisitions and Sale of Property.

2003—The principal components of the increase of $5,877,000 include $2.6 million relating to the acquisition of certain real property in Erie County, Pennsylvania as one of the alternative sites for the proposed racetrack in Erie, Pennsylvania as described in Note 7, Commitments and Contingencies on page F-30; funding relating to deferred compensation rabbi trust of $722,000; land option and legal costs aggregating $485,000 associated with the proposed development of a racetrack by Keystone Downs, LLC as described in Note 7, Commitment and Contingencies on page F-31;  and advances to Scioto Downs prior to acquisition of $876,000.

2004—The principal components of the increase of $7,266,000 include an increase in project development costs of  $5,182,000, including $2,732,000 relating to the acquisition of real property (International Paper Site) as an alternative site for the proposed racetrack in Erie, Pennsylvania as described in Note 4, Acquisition and Sale of Property on page F-23 and Note 7, Commitments and Contingencies on page F-30; certain project development costs, advances, legal and other costs aggregating $418,000 associated with the definitive agreement entered into in connection with the proposed acquisition of Jackson Trotting Association, LLC described in Note 7, Commitments and Contingencies on page F-31; investment, legal and other costs aggregating $354,000 associated with the acquisition of a 50% interest in North Metro Harness Initiative, LLC as described in Note 4, Acquisitions and Sale of Property on page F-22; and additional funding relating to deferred compensation rabbi trust of $435,000.

Future filings will be revised to provide a more detailed explanation of the nature of the transactions included in the Deposits and Other Assets line item and we will ensure that any material transactions are presented as separate line items with relevant captions in the Statements of Cash Flows.

Comment—Note 1 General, page F-7

3.                                      Please tell us, and include in Note 1 in future filings, how you accounted for your 50% investment in North Metro Harness, LLC.  If other than the equity method of accounting, please explain to us your basis for your accounting treatment.

Response

The Company has accounted for its investment in North Metro Harness, LLC on the equity method.  The method of accounting for North Metro will be disclosed in Note 1 in future filings.

Comment—Note 4 Acquisitions, Acquisition of Binion’s Horseshoe Hotel and Casino, page F-20

4.                                      We note that on March 11, 2004 you completed the acquisition of Binion’s Horseshoe Hotel and Casino.  Please explain to us why you did not file audited financial statements of the acquired business and related pro forma financial statements pursuant to the requirements set forth in 8-K.  If you do not believe that the acquisition met the materiality thresholds set forth in Rule 1-02(w) of Regulation S-X, please provide us with your analysis of the significance as calculated under each of the three conditions.  Also, see Rule 3-05 and Article 11 of Regulation S-X for guidance.  We also note your disclosure that you have not included pro forma information in the notes to the financial statements because you do not believe such information would be indicative of future operations, particularly in light of the fact that you would not be operating the property for at least one year.  Supplementally, tell us why you did not provide disclosures pursuant to paragraphs 54 and 55 of SFAS No. 141 giving effect to the fees you will receive pursuant to the Joint Operating License Agreement with Harrah’s.  Also tell us the impact that the acquisition would have had on your income from continuing operations and net income in 2004 and 2003 had the transaction occurred at the beginning of each of these periods.  We may have further comments.

Response

Audited financial statements of Binion’s were not included pursuant to the requirements set forth in 8-K since such acquisition did not meet the materiality thresholds.   Following is the analysis of the significance calculations as set forth in Rule 1-02(w) of Regulation S-X based upon Binion’s financial information as of and for the year ended June 30, 2003:

	MTR Gaming	Binion’s Horseshoe
	Group, Inc.	Hotel and Casino
	December 31, 2003	June 30, 2003
	(audited)	(unaudited)

Total Assets	$280,541,000	$48,802,000

Pre-tax income (loss)	$23,973,000	$(4,079,000)

Purchase price	$20,000,000
Contingent purchase price	5,000,000
Total purchase price	$25,000,000

ASSET TEST:

Binion’s assets		$48,802,000

Total assets of MTR Gaming		$280,541,000

Percentage of Binion’s total assets of MTR Gaming’s total assets		17%

INVESTMENT AND ADVANCES TEST:

MTR Gaming’s investment		$25,000,000

Total assets of MTR Gaming		$280,541,000

Percentage of investment in Binion’s to total assets of MTR Gaming		9%

INCOME TEST:

Pretax loss of Binion’s	$(4,079,000)

Pretax income of MTR Gaming	$23,973,000

Percentage of Binion’s income to MTR Gaming income	17%

Based on the preceding analysis none of the test results exceed 20%.  Therefore, audited financial statements are not required for the Binion’s acquisition.

The Company disclosed that it had received $2,141,000 of guaranteed payments during 2004 subsequent to the acquisition and would receive $2,400,000 during the initial one-year term.  Given the fixed nature of the guaranteed payments the proforma impact on 2003 revenues would have been the same as disclosed for 2004 and the first full year.

If the acquisition had occurred at the beginning of 2004 and 2003, the transaction would have had the effect of increasing income from continuing operations by $293,000 and $1,766,000 and increasing net income by $185,000 and $1,112,000 for 2004 and 2003, respectively.

The proforma amounts for 2004 and 2003 were not considered material, representing approximately 1.3% and 7.4 % of income from continuing operations and 1.3% and 7.3% of net income, for 2004 and 2003, respectively.  Accordingly, given the disclosures regarding the impact on revenues and that the proforma amounts were not considered material it was concluded that the disclosures pursuant to paragraphs 54 and 55 of SFAS No. 141 were not deemed necessary.

Comment—Form 10-Q for the quarter ended March 31, 2005

Financial Statements Note 4 Acquisitions, Acquisition of Binion’s Horseshoe Hotel and Casino

5.                                       Reference is made to the contingent payment of $5 million that is payable, if, at the termination of the Joint Operating Agreement, Harrah’s has achieved certain operational milestones.  Supplementally tell us how you determined that it is appropriate to recognize the $5 million contingent payment to Harrah’s as additional purchase price versus a period expense using the guidance set forth in EITF No. 95-8.  Your response should also clearly explain how the contingent consideration served to resolve differences in view between you and Harrah’s about the value of the business versus compensation for post-acquisition services.  In view of your accrual of the $5 million payment at June 30, 2005, supplementally tell us the nature of the debit that was recorded.  We may have further comments upon the review of your response.

Response

The Company determined that it was appropriate to recognize the $5 million contingent payment to Harrah’s as additional purchase price in accordance with EITF 95-8.  The agreements with Harrah’s provided that if Harrah’s during the last nine months of operations of Binion’s Horseshoe Hotel and Casino achieved positive Earnings Before Interest, Taxes Depreciation and Amortization (EBITDA) the Company would pay an additional $5 million of purchase price.  The requirement to pay the contingent consideration was based upon the earnings performance of Binion’s.  The payment was not based upon compensation for services, use of the property or profit-sharing since during the period of the Joint Operating Agreement, Harrah’s retained all of the benefits (profits) regarding the operations of the Binion’s property.  Following is a discussion of the consensus considerations in EITF 95-8.

The EITF Task Force reached a consensus that certain factors or indicators should be considered in evaluating whether an arrangement for contingent consideration based on earnings or other performance measures is, in substance, additional purchase price of the acquired enterprise or compensation for services, use of property, or profit sharing.  Following is a discussion of the factors discussed in EITF 95-8:

     Factors involving terms of continuing employment:

1.                                       Linkage of continuing employment and contingent consideration

2.                                       Duration of continuing employment

3.                                       Level of compensation

There were no selling shareholders who became key employees as a result of the acquisition.  Additionally, Harrah’s employees that served as key management employees of Binion’s during the period that Harrah’s operated the property did not remain as employees of Binion’s after the Company took over the operations at the end of the Joint Operating Agreement.

     Factors involving components of shareholder group:

As noted previously, there were no selling shareholders who became key employees as a result of the acquisition.  Additionally, Harrah’s employees that served as key management employees of Binion’s during the period that Harrah’s operated the property did not remain as employees of Binion’s after the Company took over the operations at the end of the Joint Operating Agreement.

     Factors involving reasons for contingent payment provisions:

At the time of the acquisition there was some degree of uncertainty regarding the value of Binion’s because of its previously poor operating performance and that regulators had actually closed the property in January 2004.  As a result the parties negotiated an “additional purchase price” amount that was to be based upon operating results/earnings.  There were no prior profit-sharing arrangements.

     Factors involving formula for determining contingent consideration:

The payment of the additional consideration was based upon Harrah’s achieving positive EBITDA during the last nine months of operations of Binion’s Horseshoe Hotel and Casino under the Joint Operating Agreement.  The determination of the contingent consideration was not based upon a profit-sharing arrangement since during the period of the Joint Operating Agreement, Harrah’s retained all of the benefits (profits) regarding the operations of the Binion’s property.

     Factors involving other agreements and issues:

There were no other arrangements with selling shareholders such as noncompete agreements, executory contracts, consulting contracts, and property lease agreements that may indicate that the contingent consideration was attributable to something other than consideration for the acquisition.

The accrual of the additional $5 million was recorded as additional purchase price.  As such this amount was allocated to the assets acquired consisting of land, building, equipment, intangible and other assets based upon the underlying fair values.

Comment—Form 10-Q for the quarter ended June 30, 2005

Financial Statements Consolidated Statements of Operations

6.                                       We note that you classify the (loss) gain on disposal of property as non-operating (expense) income.  Please revise future filings to present the gain or loss on the disposal of long-lived assets as a component of income or loss from operations.  See paragraph 45 of SFAS No. 144.

Response

The Company will present the gain or loss on the disposal of long-lived assets as a component of income or loss from future operations in future filings.

The Company further acknowledges that:

•                  The Company is  responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments please contact me at 304-387-8310.

Sincerely, /s/ John W. Bittner, Jr.

John W. Bittner, Jr.
Chief Financial Officer